FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Telecom Argentina S.A.

Item
1.	English language translation of letter dated December 19, 2007 sent to the Comisión Nacional de Valores

Buenos Aires, December 19, 2007

Comisión Nacional de Valores

Ref: CNDC Resolution 105/2007 dated December 19, 2007

Dear Sirs,

I am writing you as Chairman of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to inform you that today we have been notified of Resolution 105/2007 of the Antitrust Committee (“Comisión Nacional de Defensa de la Competencia”), copy of such resolution we attach, whereby we are informed that the term for the accomplishment of the functions of the Observers designated by means of Resolution CNDC Nº 78/2007 informed to you on last October 16, has been extended for 2 (two) months.

Yours sincerely,

Carlos A. Felices

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: December 21, 2007	By:	/s/ Carlos Alberto Felices
	Name:	Carlos Alberto Felices
	Title:	Chairman of the Board of Directors